Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 1 DATED MAY 16, 2006

TO THE PROSPECTUS DATED APRIL 26, 2006

This document supplements, and should be read in conjunction with, our prospectus dated April 26, 2006 relating to our offering of 475,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	the acquisition of two three-story office buildings containing approximately 268,000 rentable square feet located on a 16.4-acre parcel of land in Chandler, Arizona;

•	information regarding our indebtedness;

•	an amendment to our share redemption program;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed on May 11, 2006; and

•	our unaudited financial statements as of and for the three months ended March 31, 2006.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. As of May 12, 2006, we had received aggregate gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan after the primary offering had been terminated.

On November 10, 2005, we commenced our follow-on offering of 300.6 million shares of common stock. Of these shares, we are offering 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for our follow-on offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and the 174.4 million unsold dividend reinvestment plan shares registered under the initial public offering. As of May 12, 2006, we had received gross offering proceeds of approximately $319.6 million from the sale of approximately 32.0 million shares in our follow-on offering.

As of May 12, 2006, we had received aggregate gross offering proceeds of approximately $2.3 billion from the sale of approximately 229.1 million shares in our public offerings. After incurring approximately $45.7 million in acquisition fees, approximately $215.8 million in selling commissions and dealer manager fees, approximately $36.2 million in other organization and offering expenses, and funding common stock redemptions of approximately $25.1 million pursuant to the share redemption program, as of May 12, 2006, we had raised aggregate net offering proceeds available for investment in properties of approximately $2.0 billion, all of which had been invested in real estate properties.

Acquisition of SanTan Buildings

On April 18, 2006, we purchased two three-story office buildings containing a total of approximately 268,000 rentable square feet (the “SanTan Buildings”) for approximately $59.3 million, exclusive of closing costs and adjustments. The acquisition was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The SanTan Buildings are located on a total of approximately 16.4 acres of land at 3100-3200 West Ray Road in Chandler, Arizona. The SanTan Buildings were purchased from SanTan Office Venture I, L.L.C. and SanTan Office Venture II, L.L.C. (collectively the “Sellers”), which are not affiliated with us or our advisor.

The SanTan Buildings, which were completed in 2000 and 2003, are leased to Toyota Motor Credit Corporation (approximately 50%), ISOLA USA Corporation (approximately 9%) and various other office tenants (approximately 41%). Toyota Motor Credit, a subsidiary of Toyota Motor, provides retail leasing, retail and wholesale financing and other financial services to Toyota and Lexus dealers, as well as to Toyota industrial equipment dealers and their customers. Toyota Motor Credit has approximately 2,900 employees and had a reported net worth of $4.7 billion as of December 31, 2005.

The current aggregate annual base rent for Toyota Motor Credit and the other various tenants of the SanTan Buildings is approximately $5.7 million. The current weighted-average remaining lease term for Toyota Motor Credit and the other tenants of the SanTan Buildings is approximately five years. Toyota Motor Credit has the right, at its option, to extend the term of its lease for an additional five-year period.

We do not intend to make significant renovations or improvements to the SanTan Buildings. We believe that the SanTan Buildings are adequately insured.

Indebtedness

As of May 12, 2006, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 25%. As of May 12, 2006, total indebtedness was approximately $657.6 million, which consisted of fixed-rate mortgages on certain properties of approximately $471.1 million, approximately $175.5 outstanding under our $400.0 million credit facility and approximately $11.0 million outstanding under our construction line of credit. Based on the value of our borrowing-base properties, we had approximately $215.3 million in remaining capacity under our $400.0 million credit facility, of which $9.2 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

Amendment to Share Redemption Program

Our board of directors has further amended our share redemption program, which enables stockholders to sell their shares to us, subject to the limitations described below. The amendment, which will go into effect June 10, 2006, limits the total amount of redemptions we can make if the redemption is sought upon the death of a stockholder. Set forth below is a full description of our amended share redemption program.

For Ordinary Redemptions (those that do not occur within two years of death or “qualifying disability”, as defined below), the initial price at which we will repurchase a share under the share redemption program is 91% of the price at which we sold the share. We will pay $9.10 to redeem a share issued at $10.00. This initial redemption price will remain fixed until three years after we complete our offering stage. We define the completion of our offering stage to be upon the termination of our first public equity offering that is followed by a one-year period in which we do not engage in another public equity offering. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership).

Three years after we complete our offering stage, the redemption price for Ordinary Redemptions will equal 95% of the estimated per share value of our shares, as estimated by our advisor or another firm chosen for that purpose. We will report this redemption price in the annual report and the three quarterly reports that we publicly file with the SEC.

There are several limitations on our ability to redeem shares:

•	We will not make an Ordinary Redemption until one year after the issuance of the share to be redeemed.

•	We will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions since the beginning of the then-current calendar year to exceed 50% of the net proceeds from the sale of shares under our dividend reinvestment plan during such period.

•	We will limit all redemptions (including those upon the death or “qualifying disability” of a stockholder) so that the aggregate of such redemptions during any calendar year do not exceed 100% of the net proceeds from our dividend reinvestment plan during the calendar year.

•	We will also limit all redemptions (including those upon the death or “qualifying disability” of a stockholder) during any calendar year to no more than 5% of the weighted-average number of shares outstanding in the prior calendar year.

Subject to the limitations described above, we will redeem shares on the last business day of each month. Requests for redemption must be received at least five business days before a month-end redemption date in order for us to repurchase the shares that month. If we cannot purchase all shares presented for redemption, we will honor redemption requests at the applicable month-end on a pro rata basis. We will deviate from pro rata purchases in two minor ways: (i) if a pro rata redemption would result in you owning less than half of the minimum amount required by applicable state law, then we would redeem all of your shares; and (ii) if a pro rata redemption would result in a you owning more than half but less than all of the amount required by applicable state law, then we would not redeem any shares that would reduce your holdings below the minimum amount. In the event that you seek the redemption of all of your shares, there is no holding-period requirement for shares purchased pursuant to our dividend reinvestment plan.

If we do not completely satisfy your redemption request at month-end because the request was not received in time or because of the restrictions on the number of shares we can redeem under the program, we will treat the unsatisfied portion of the redemption request as a request for redemption in the following month unless you withdraw the request before the next date for redemptions. You may withdraw a redemption request upon written notice to us at the address below before the date for redemption.

In several respects we treat redemptions sought within two years of a stockholder’s death or “qualifying disability” differently from Ordinary Redemptions. First, there is no requirement that the shares be outstanding for at least a year before being redeemed. Second, the redemption price equals 100% of the price at which we sold the share until three years after we complete our offering stage. At that time, the redemption price will be 100% of the price at which we sold the share or 100% of the estimate of our per share value, whichever is greater. Finally, there are the differences in the limitations imposed on different types of redemptions as described in the bullets above.

In order for a disability to entitle a stockholder to the special redemption terms described above (a “qualifying disability”), (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” are limited to the following: (i) if the stockholder paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran’s Administration or the agency charged with responsibility for administering military death benefits at that time if other than the Veteran’s Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or

Americans with Disabilities Act or waiver of insurance premiums, will not entitle a stockholder to the special redemption terms described above. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem acceptable and demonstrates an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age,

•	temporary disabilities and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities will not qualify for the special redemption terms except in the limited circumstances when the investor is awarded disability benefits by the other “applicable governmental agencies” described above.

A stockholder that is a trust may only redeem on the terms available in connection with the death or disability of a stockholder if the deceased or disabled was the sole beneficiary of the trust or if the only other beneficiary of the trust was the spouse of the deceased or disabled.

Qualifying stockholders who desire to redeem their shares must give written notice to Wells Investment Securities, our dealer manager for our ongoing public offering, at 6200 The Corners Parkway, Suite 250, Norcross, Georgia 30092, ATTN: Investor Services. Wells Investment Securities is responsible for all services to be performed in connection with the share redemption program, although it has outsourced clerical duties to our advisor.

Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice. We will notify you of such developments (i) in the annual or quarterly reports mentioned above or (ii) by means of a separate mailing, accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. During a public offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws.

Our share redemption program only provides stockholders a limited ability to redeem shares for cash until a secondary market develops for the shares, at which time the program will terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and notes thereto contained in this supplement no. 1, as well as our consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 included in the prospectus. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will, “intend” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus.

We were formed on July 3, 2003. During 2004, we began acquiring real estate assets and receiving investor proceeds under our initial public offering of common stock. We continued receiving investor proceeds and investing in real estate assets through March 31, 2006. Thus, our results of operations for the three months ended March 31, 2006 and 2005 reflect growing operational revenues and expenses, fluctuating interest expense, and general and administrative expenses. The increased operational revenues and expenses result from acquiring real properties, while the fluctuations in interest expense arise from using varying levels of short-term and long-term debt financing for our acquisitions. Our general and administrative expenses have declined as a percentage of total revenues for the three months ended March 31, 2006, as compared to the three months ended March 31, 2005, commensurate with the operational growth of the enterprise.

Liquidity and Capital Resources

Overview

From January 2004 through March 2006, we raised significant funds through the sale of our common stock under our public offerings. We primarily used the proceeds from these sales of common stock, net of offering costs and other expenses, to acquire real properties and fund certain capital improvements identified at the time of our acquisitions. We anticipate receiving proceeds from the sale of our common stock under this offering in the future, and investing such proceeds in future acquisitions of real properties. We also anticipate receiving proceeds from the sale of our common stock under our dividend reinvestment plan in the future, and using a significant portion of such proceeds to fund redemptions of our common stock under our share redemption program. We expect that our primary source of future operating cash flows will be cash generated from the operations of the properties currently in our portfolio and those to be acquired in the future. The amount of future dividends to be paid to our stockholders will be largely dependent upon the amount of cash generated from our operating activities, our expectations of future cash flows, and our determination of near-term cash needs for capital improvements, tenant re-leasing, redemptions of our common stock, and debt repayments.

The competition to acquire high-quality commercial office properties remains high. Currently, we continue to raise capital at a rate comparable to the first quarter of 2006. Timing differences arise between acquiring properties and raising capital and between making operating payments and collecting operating receipts. Accordingly, we may periodically be required to borrow funds on a short-term basis to meet our dividend payment schedule. Our primary focus is to continue to maintain the quality of our portfolio. Thus, in this intensely competitive environment, we may opt to lower the dividend rather than compromise that quality or accumulate significant borrowings to meet a dividend level higher than operating cash flow would support. We will continue to carefully monitor our cash flows and market conditions and their impact on our earnings and future dividend projections.

Short-term Liquidity and Capital Resources

During the three months ended March 31, 2006, we generated net cash flows from operating activities of approximately $38.0 million, which is primarily comprised of receipts for rental revenues, hotel income, tenant reimbursements, and interest and other income, offset by payments for property operating costs, hotel operating costs, asset and property management fees, interest expense, and general and administrative expenses. From cash flows from operating activities during the three months ended March 31, 2006, we paid dividends to stockholders of approximately $30.4 million. During the three months ended March 31, 2006, we had net cash outflows from financing activities of approximately $10.8 million, primarily as a result of net repayments on our line of credit and notes payable of approximately $150.7 million and a prepayment penalty of approximately $5.7 million related to debt extinguishment. Such cash outflows were primarily funded by net proceeds from the sale of common stock under this offering, less payments of related commissions and dealer-manager fees, of approximately $187.4 million. We expect to utilize residual cash and cash equivalents of approximately $42.5 million as of March 31, 2006 to satisfy current liabilities, pay future dividends, fund future acquisitions of real properties, or reduce indebtedness.

We intend to continue to generate capital from the sale of common stock under this offering and from third-party borrowings, and to use such capital primarily to fund future acquisitions of real estate. As of April 30, 2006, we held cash balances of approximately $67.1 million and had outstanding borrowings under the Wachovia Line of Credit of approximately $196.0 million. As of April 30, 2006, after consideration of letters of credit pledged against the Wachovia Line of Credit, we had a remaining borrowing capacity of approximately $194.8 million under the Wachovia Line of Credit. Accordingly, we believe that we have adequate capacity to continue to expand our portfolio and meet our future operating cash flow needs. We expect to use substantially all of our future operating cash flow to pay dividends to stockholders and to use cash on hand and third-party borrowings to fund capital expenditures.

On March 3, 2006, our board of directors declared a daily dividend for stockholders of record from March 16, 2006 through June 15, 2006 in an amount equal to an annualized dividend of $0.60 per share, which is consistent with the rate of dividends declared for each quarter in 2005 and the first quarter of 2006 on a per share basis. Such dividends will be paid during June 2006.

Long-term Liquidity and Capital Resources

We expect that our primary sources of capital over the long term will include proceeds from the sale of our common stock, proceeds from secured or unsecured borrowings from third-party lenders, and net cash flows from operations. We expect that our primary uses of capital will be for property acquisitions, either directly or through investments in joint ventures, tenant improvements, offering-related costs, operating expenses, including interest expense on any outstanding indebtedness, and dividends.

In determining how and when to allocate cash resources, we initially consider the source of the cash. We expect that substantially all future net operating cash flows, after payments for certain capital expenditures such as tenant improvements and leasing commissions, will be used to pay dividends. However, we may use other sources of cash, such as short-term borrowings, to fund dividends from time to time (see “Liquidity and Capital Resources -Overview” above). We expect to use substantially all net cash flows generated from raising equity or debt financing to fund acquisitions, certain capital expenditures identified upon acquisition, the repayment of outstanding borrowings, and the redemption of shares under the share redemption program. If sufficient equity or debt capital is not available, our future investments in real estate will be lower.

To the extent that future cash flows provided by operations are lower due to lower returns on properties, future dividends paid may be lower as well. Our cash flow from operations depends significantly on market rents and our tenants’ ability to make rental payments. We believe that the diversity of our tenant base and the concentration of creditworthy tenants in our portfolio helps to mitigate the risk of tenants defaulting on leases. However, general economic downturns, or downturns in one or more of our core markets, could adversely impact the ability of our tenants to make lease payments and our ability to re-lease space on favorable terms when leases expire. In the event of either situation, our cash flow and consequently our ability to meet capital needs, could adversely affect our ability to pay dividends in the future.

Contractual Commitments and Contingencies

As of March 31, 2006, our contractual obligations are as follows (in thousands):

	Payments Due During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2006	2007-2008	2009-2010	Thereafter
Outstanding debt obligations	$676,774	$340	$321,037	$25,029	$330,368
Capital lease obligations	108,210	3,510	9,360	9,360	85,980
Purchase obligations (1)	106,300	106,300	—	—	—
Operating lease obligations	3,165	45	120	120	2,880

Total	$894,449	$110,195	$330,517	$34,509	$419,228

(1)	Includes purchase commitments for the Decision One Building and the LakePointe 3 office building, $11.9 million in connection with the University Circle earnout agreement, and amounts related to the SanTan Buildings, which were under contract at March 31, 2006. Refer to Note 5 to our accompanying consolidated financial statements for further explanation.

Results of Operations

Overview

Our results of operations are not indicative of those expected in future periods as we expect that rental income, tenant reimbursements, operating expenses, asset management fees, depreciation, amortization, and net income will each increase in future periods as a result of owning the assets we acquired during 2005 for an entire period and as a result of anticipated future acquisitions of real estate assets.

We commenced our initial public offering on December 1, 2003. Following the receipt and acceptance of subscriptions for the minimum offering of $2,500,000 on January 22, 2004, we acquired 21 real properties during 2004 and the first three months of 2005. During the remainder of 2005, we invested in 18 additional properties, which increased our total portfolio to 39 properties as of March 31, 2006. Accordingly, the results of operations presented for the quarters ended March 31, 2006 and March 31, 2005 are not directly comparable.

Comparison of the three months ended March 31, 2005 versus the three months ended March 31, 2006

Rental income and tenant reimbursements increased from approximately $25.1 million and $5.1 million, respectively, for the three months ended March 31, 2005 to approximately $56.3 million and $12.9 million, respectively, for the three months ended March 31, 2006, primarily as a result of the growth in the portfolio during 2005. Rental income and tenant reimbursements are expected to continue to increase in future periods, as compared to historical periods, as a result of owning the assets acquired during 2005 for an entire period and future acquisitions of real estate assets.

Hotel income and hotel operating costs of approximately $4.4 million and $3.8 million, respectively, were recognized for the three months ended March 31, 2006 due to the acquisition of a hotel in conjunction with an office tower acquisition during the fourth quarter of 2005.

Property operating costs and asset and property management fees increased from approximately $7.9 million and $2.6 million, respectively, for the three months ended March 31, 2005 to approximately $21.5 million and $5.9 million, respectively, for the three months ended March 31, 2006, primarily as a result of the growth in the portfolio during 2005. Property operating costs and asset and property management fees are expected to continue to increase in future periods, as compared to historical periods, due to owning the assets acquired during 2005 for an entire period and future acquisitions of additional real estate assets.

Depreciation of real estate and amortization of related lease costs increased from approximately $4.1 million and $8.4 million, respectively, for the three months ended March 31, 2005 to approximately $10.7 million and $19.5 million, respectively, for the three months ended March 31, 2006, primarily due to the acquisition of properties during 2005. Amortization increased at a higher rate than depreciation primarily because the amortization period for lease assets is the respective lease term, which is generally shorter than the useful life over which we depreciate buildings and improvements. We expect depreciation and amortization to continue to increase in future periods, as compared to historical periods, due to future acquisitions of real estate assets.

General and administrative expenses increased from approximately $2.1 million for the three months ended March 31, 2005 to approximately $2.9 million for the three months ended March 31, 2006, primarily due to increases in salary expense reimbursements payable to Wells Capital and Wells Management as a result of acquiring additional properties during 2005. General and administrative expenses as a percent of total revenues decreased from approximately 7% for the quarter ended March 31, 2005 to approximately 4% for the quarter ended March 31, 2006. In connection with the acquisition of additional real properties, we anticipate future general and administrative expenses to continue to increase as measured in gross dollars and to continue to decrease as a percentage of total revenues as we achieve greater economies of scale with a larger portfolio of real estate assets in future periods, as compared to historical periods.

Interest expense increased from approximately $5.8 million for the three months ended March 31, 2005 to approximately $11.2 million for the three months ended March 31, 2006, primarily due to new mortgage notes and mortgage notes assumed in connection with property acquisitions during the last three quarters of 2005, as well as an increase in average borrowings under our lines of credit. Average borrowings under our lines of credit increased from approximately $38.7 million during the first quarter of 2005 to $272.3 million during the first quarter of 2006. Future levels of interest expense will vary primarily based on the amounts of future borrowings and the costs of borrowings. Future borrowings will be used primarily to fund future acquisitions of real estate or interests therein. Accordingly, the amounts of future borrowings and future interest expense will largely depend on the level of additional investor proceeds we raise in this offering, the opportunities to acquire real estate assets consistent with our investment objectives, and the timing of such future acquisitions.

We recognized a loss on early extinguishment of debt of $1.1 million during the three months ended March 31, 2006 in connection with prepaying the University Circle Buildings mortgage note. The loss resulted from a prepayment penalty of $5.7 million and a write-off of $0.6 million in deferred financing costs, partially offset by a write-off of the unamortized fair value adjustment to debt of approximately $5.2 million.

Minority interest decreased from approximately $30,000 in earnings of consolidated entities for the three months ended March 31, 2005 to approximately $29,000 in loss of consolidated entities for the three months ended March 31, 2006, primarily as a result of acquiring interests in three properties through separate joint ventures with minority interest partners during the last three quarters of 2005 and the consolidation of a variable interest entity in which we acquired an interest during the fourth quarter of 2005 and are the primary beneficiary. Earnings allocated to minority interest partners fluctuate based on the level of earnings generated by related properties and the nature of the allocation provisions provided in respective joint venture agreements.

We recognized net income and net income per share of approximately $0.8 million and $0.01, respectively, for the first quarter of 2005, as compared to a net loss and net loss per share of approximately $0.9 million and $0.00, respectively, for the first quarter of 2006. The $1.1 million loss on early extinguishment of debt, described above, and the increase in interest expense resulting from higher debt levels during the first quarter of 2006 compared to the first quarter of 2005 were the principal reasons for these decreases. We expect future real estate acquisitions to result in an increase in net income in future periods. The level of future net income per share will vary primarily based on the level of equity proceeds raised and the rate at which we are able to invest such proceeds in income-generating real estate assets.

Funds From Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of any equity REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and with other REITs. Our management believes that accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentation, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trust’s (“NAREIT”) definition (as we do) or may interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income determined in accordance with GAAP. We believe that net income, as determined in accordance with GAAP, is the most relevant measure of our operating performance and, accordingly, believe that FFO should not be viewed as an alternative measurement of our operating performance to net income.

Certain noncash items such as depreciation, amortization, and gains on the sale of real estate assets are excluded from our calculation of FFO. Conversely, FFO is not adjusted to reflect the cost of capital improvements or any related capitalized interest. Our calculation of FFO is presented in the following table (in thousands, except for share amounts):

	For the Three Months Ended March 31,
	2006	2005
Net income (loss)	$(881)	$810
Add:
Depreciation of real assets	10,678	4,059
Amortization of lease-related costs	19,470	8,360

FFO	$29,267	$13,229

Weighted-average shares outstanding	206,103,961	90,073,384

Set forth below is additional information related to selected material cash and noncash items included in or excluded from net income (loss) above, which may be helpful in assessing our operating results:

Included in Net Income (Loss):

•	Straight-line rental revenue of approximately $5.8 million and $2.3 million was recognized for the three months ended March 31, 2006 and 2005, respectively;

•	Amortization of intangible lease assets and liabilities was recognized as net decreases to rental revenues of approximately $2.9 million and $0.7 million for the three months ended March 31, 2006 and 2005, respectively;

•	Amortization of deferred financing costs of approximately $0.2 million and $0.5 million was recognized as interest expense for the three months ended March 31, 2006 and 2005, respectively; and

•	Approximately $1.1 million was recognized as a loss on early extinguishment of debt for the three months ended March 31, 2006 in connection with prepaying the mortgage note on the University Circle Buildings, resulting in a prepayment penalty of $5.7 million and a write-off of $0.6 million in deferred financing costs, partially offset by a write-off of the unamortized fair value adjustment to debt of approximately $5.2 million.

Excluded from Net Income (Loss):

•	During the three months ended March 31, 2006, master lease proceeds of $0.2 million were collected relating to previous acquisitions. Master lease proceeds are recorded as an adjustment to the basis of real estate assets during the period acquired and, accordingly, are not included in net income (loss) or FFO. We consider master lease proceeds when determining cash available for dividends to our stockholders.

REIT Qualification

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and have operated as such beginning with our taxable year ended December 31, 2003. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our REIT taxable income to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

On October 4, 2005, we created Wells TRS II, LLC (“Wells TRS”), a wholly owned subsidiary organized as a Delaware limited liability company. We have elected to treat Wells TRS as a taxable REIT subsidiary. We may perform additional, non-customary services for tenants of buildings that we own through Wells TRS, including any real estate or non-real estate related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, in order for us to continue to qualify as a REIT, our investment in taxable REIT subsidiaries cannot exceed 20% of the value of our total assets. For the three months ended March 31, 2006, Wells TRS incurred a net operating loss on an income tax basis; therefore, we recorded the related deferred tax asset and benefit in the accompanying consolidated balance sheet and statements of operations, respectively.

No provision for federal income taxes has been made in our accompanying consolidated financial statements, other than the benefit earned by Wells TRS, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to the property operations in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square-foot allowance. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on our estimate of their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements and other direct costs and are estimated based on our consideration of current market costs to execute a similar lease. These direct costs are included in deferred lease costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

Estimates of the fair values of the tangible and intangible assets require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property is held for investment. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocations, which would impact the amount of our reported net income.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we decrease the carrying value of the real estate and related intangible assets to the estimated fair values, as defined by Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. We have determined that there has been no impairment in the carrying value of our real estate assets during the three months ended March 31, 2006 and 2005.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of our real estate and related intangible assets and net income.

Related-Party Transactions and Agreements

We have entered into agreements with our advisor, Wells Capital, and its affiliates, whereby we pay certain fees and reimbursements to Wells Capital or its affiliates, for acquisition and advisory fees and expenses, organization and offering costs, sales commissions, dealer-manager fees, asset and property management fees and reimbursement of operating costs. See Note 4 to our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements and fees.

Commitments and Contingencies

We are subject to certain contingencies and commitments with regard to certain transactions. Refer to Note 5 to our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	Take-out Agreements;

•	Decision One Building;

•	Property under construction;

•	Properties under contract;

•	University Circle Buildings; and

•	Commitments under existing lease agreements.

Events Subsequent to March 31, 2006

Subsequent to March 31, 2006, we sold additional shares of common stock as more fully explained in this supplement no. 1 under the heading “Status of Our Public Offerings.” On April 18, 2006, we acquired the SanTan Buildings as described under the heading “Acquisition of SanTan Buildings.” Our board of directors also further amended our share redemption program as set forth under “Amendment to Share Redemption Program.”

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per share amounts)

	(Unaudited) March 31, 2006	December 31, 2005
Assets:
Real estate assets, at cost:
Land	$277,468	$277,097
Buildings and improvements, less accumulated depreciation of $42,639 and $31,961 as of March 31, 2006 and December 31, 2005, respectively	1,592,282	1,589,689
Intangible lease assets, less accumulated amortization of $58,721 and $43,538 as of March 31, 2006 and December 31, 2005, respectively	373,483	390,001
Construction in progress	10,334	6,040

Total real estate assets	2,253,567	2,262,827

Cash and cash equivalents	42,532	35,352
Tenant receivables, net of allowance for doubtful accounts of $1,004 and $735 as of March 31, 2006 and December 31, 2005, respectively	32,562	27,887
Prepaid expenses and other assets	40,417	44,033
Deferred financing costs, less accumulated amortization of $813 and $614 as of March 31, 2006 and December 31, 2005, respectively	2,443	3,231
Deferred lease costs, less accumulated amortization of $28,152 and $20,929 as of March 31, 2006 and December 31, 2005, respectively	231,446	237,553
Investment in bonds	78,000	78,000

Total assets	$2,680,967	$2,688,883

Liabilities:
Line of credit and notes payable	$676,774	$832,402
Accounts payable, accrued expenses, and accrued capital expenditures	37,525	31,694
Due to affiliates	4,083	8,220
Dividends payable	5,652	5,142
Deferred income	9,916	8,387
Intangible lease liabilities, less accumulated amortization of $5,292 and $3,894 as of March 31, 2006 and December 31, 2005, respectively	61,162	62,560
Obligations under capital leases	78,000	78,000

Total liabilities	873,112	1,026,405

Commitments and Contingencies	—	—

Minority Interest	2,646	2,724

Redeemable Common Stock	11,196	—

Stockholders’ Equity:
Common stock, $0.01 par value; 900,000,000 shares authorized; and 217,269,380 and 197,403,280 shares issued and outstanding as of March 31, 2006 and December 31, 2005, respectively	2,172	1,974
Additional paid-in capital	1,929,223	1,752,162
Cumulative distributions in excess of earnings	(126,186)	(94,382)
Redeemable common stock	(11,196)	—

Total stockholders’ equity	1,794,013	1,659,754

Total liabilities, minority interest, redeemable common stock, and stockholders’ equity	$2,680,967	$2,688,883

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share amounts)

	(Unaudited) Three Months Ended March 31,
	2006	2005
Revenues:
Rental income	$56,285	$25,101
Tenant reimbursements	12,914	5,144
Hotel income	4,369	—

	73,568	30,245

Expenses:
Property operating costs	21,500	7,861
Hotel operating costs	3,787	—
Asset and property management fees:
Related party	4,708	2,040
Other	1,147	510
Depreciation	10,678	4,059
Amortization	19,470	8,360
General and administrative	2,918	2,121

	64,208	24,951

Real estate operating income	9,360	5,294

Other income (expense):
Interest expense	(11,172)	(5,765)
Loss on early extinguishment of debt	(1,115)	—
Interest and other income	1,756	1,311

	(10,531)	(4,454)

Income (loss) before minority interest and income tax benefit	(1,171)	840

Minority interest in loss (earnings) of consolidated entities	29	(30)

Income (loss) before income tax benefit	(1,142)	810

Income tax benefit	261	—

Net income (loss)	$(881)	$810

Net income per share - basic and diluted	$0.00	$0.01

Weighted-average shares outstanding - basic and diluted	206,103,961	90,073,384

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

AND THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)

(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2004	79,132	$791	$699,463	$(23,139)	$—	$677,115
Issuance of common stock	119,875	1,199	1,197,555	—	—	1,198,754
Redemptions of common stock	(1,604)	(16)	(15,304)	—	—	(15,320)
Dividends ($0.60 per share)	—	—	—	(83,764)	—	(83,764)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(113,017)	—	—	(113,017)
Other offering costs	—	—	(16,535)	—	—	(16,535)
Net income	—	—	—	12,521	—	12,521

Balance, December 31, 2005	197,403	1,974	1,752,162	(94,382)	—	1,659,754

Issuance of common stock	20,522	205	205,015	—	—	205,220
Redemptions of common stock	(656)	(7)	(6,242)	—	—	(6,249)
Redeemable common stock	—	—	—	—	(11,196)	(11,196)
Dividends ($0.15 per share)	—	—	—	(30,923)	—	(30,923)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(18,544)	—	—	(18,544)
Other offering costs	—	—	(3,168)	—	—	(3,168)
Net loss	—	—	—	(881)	—	(881)

Balance, March 31, 2006	217,269	$2,172	$1,929,223	$(126,186)	$(11,196)	$1,794,013

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	(Unaudited) Three Months Ended March 31,
	2006	2005
Cash Flows from Operating Activities:
Net income (loss)	$(881)	$810
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest in earnings (loss) of consolidated entities	(29)	30
Depreciation	10,678	4,059
Amortization of deferred financing costs and fair market value adjustments on notes payable	487	658
Other amortization	22,356	9,090
Loss on early extinguishment of debt	1,115	—
Changes in assets and liabilities:
Increase in tenant receivables, net	(4,675)	(1,794)
Decrease (increase) in prepaid expenses and other assets	2,644	(4)
Increase (decrease) in accounts payable and accrued expenses	5,587	(1,145)
Decrease in due to affiliates	(857)	(405)
Increase in deferred income	1,529	352

Net cash provided by operating activities	37,954	11,651

Cash Flows from Investing Activities:
Investment in real estate	(11,332)	(92,974)
Proceeds from master leases	174	—
Earnest money paid	(1,000)	(2,600)
Acquisition fees paid	(6,197)	(8,086)
Deferred lease costs paid	(1,572)	(20)

Net cash used in investing activities	(19,927)	(103,680)
Cash Flows from Financing Activities:
Deferred financing costs paid	(28)	(268)
Prepayment penalty on early extinguishment of debt	(5,734)	—
Proceeds from lines of credit and notes payable	128,130	55,195
Repayments of lines of credit and notes payable	(278,810)	(147,032)
Distributions paid to minority interest partner	(49)	(22)
Issuance of common stock	204,088	233,778
Redemptions of common stock	(6,249)	(1,096)
Dividends paid to stockholders	(30,413)	(12,901)
Commissions on stock sales and related dealer-manager fees paid	(16,664)	(22,128)
Other offering costs paid	(5,118)	(8,083)

Net cash (used in) provided by financing activities	(10,847)	97,443

Net increase in cash and cash equivalents	7,180	5,414
Cash and cash equivalents, beginning of period	35,352	20,876

Cash and cash equivalents, end of period	$42,532	$26,290

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006

(unaudited)

1. Organization

Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) is a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells REIT II engages in the acquisition and ownership of commercial real estate properties throughout the United States, including properties that are under construction, are newly constructed, or have operating histories. Wells REIT II was incorporated on July 3, 2003 and commenced operations on January 22, 2004. Wells REIT II conducts business primarily through Wells Operating Partnership II, L.P. (“Wells OP II”), a Delaware limited partnership. Wells REIT II is the sole general partner of Wells OP II and controls the operations of Wells OP II. As of March 31, 2006, Wells REIT II owned more than 99.9% of the equity interests in Wells OP II. Wells Capital, Inc. (“Wells Capital”), the external advisor to Wells REIT II, is the sole limited partner of Wells OP II. Wells OP II acquires, develops, owns, leases, and operates real properties directly, through wholly owned subsidiaries or through joint ventures. References to Wells REIT II herein shall include all subsidiaries of Wells REIT II, including Wells OP II, Wells OP II’s subsidiaries, and consolidated joint ventures. See Note 4 for a discussion of the advisory services provided by Wells Capital.

As of March 31, 2006, Wells REIT II owned interests in 37 office properties, one industrial building, and one hotel, comprising approximately 11.3 million square feet of rentable space located in 15 states and the District of Columbia. Thirty-three of the properties are wholly owned and six are owned through consolidated joint ventures. As of March 31, 2006, the office and industrial properties were approximately 96.2% leased.

On December 1, 2003, Wells REIT II commenced its initial public offering of up to 785.0 million shares of common stock, with 185.0 million of such shares reserved for issuance through Wells REIT II’s dividend reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. Except for continuing to offer shares for sale through its dividend reinvestment plan, Wells REIT II stopped offering shares for sale under its initial public offering on November 26, 2005. Wells REIT II raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares under its initial public offering. On November 10, 2005, Wells REIT II commenced a follow-on offering of up to 300.6 million shares of common stock, with 0.6 million of such shares reserved for issuance under Wells REIT II’s dividend reinvestment plan, pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933. As of March 31, 2006, Wells REIT II had raised gross offering proceeds of approximately $224.7 million from the sale of approximately 22.5 million shares under the follow-on offering. On April 14, 2006, Wells REIT II amended the aforementioned registration statements in order to combine the 300.6 million shares registered under the follow-on offering and the 174.4 million remaining unsold shares related to the dividend reinvestment plan registered under the initial public offering.

After reducing aggregate gross offering proceeds of approximately $2.2 billion, raised from the sale of common stock under the initial public offering and follow-on offering, for payments of acquisition fees of approximately $43.8 million, selling commissions and dealer-manager fees of approximately $206.8 million, other organization and offering expenses of approximately $35.5 million, and common stock redemptions of approximately $23.3 million under the share redemption program, Wells REIT II had received aggregate net offering proceeds of approximately $1.9 billion as of March 31, 2006, substantially all of which has been invested in real properties.

Wells REIT II’s stock is not listed on a public securities exchange. However, Wells REIT II’s charter requires that, in the event that Wells REIT II’s stock is not listed on a national securities exchange by October 2015, Wells REIT II must either seek stockholder approval of an extension or amendment of this listing deadline or stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that Wells REIT II seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Wells REIT II have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of a full year’s results. Wells REIT II’s consolidated financial statements include the accounts of Wells REIT II, Wells OP II, and a variable interest entity in which Wells REIT II is the primary beneficiary. For further information, refer to the financial statements and footnotes included in Wells REIT II’s annual report on Form 10-K for the year ended December 31, 2005.

Redeemable Common Stock

As of March 31, 2006, Wells REIT II’s share redemption program provided that all redemptions during any calendar year, including those upon death or qualifying disability, are limited to those that can be funded with proceeds raised in the current calendar year from Wells REIT II’s dividend reinvestment plan. As the use of those proceeds for redemptions is outside the control of Wells REIT II, they are considered to be temporary equity under Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stock. Therefore, Wells REIT II has included an amount equal to proceeds from shares issued through Wells REIT II’s dividend reinvestment plan in the current calendar year, less the amount of redemptions previously funded with such proceeds, as redeemable common stock in the accompanying consolidated financial statements as of March 31, 2006.

Effective July 1, 2003, Wells REIT II adopted Statement of Financial Accounting Standard (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), which requires, among other things, that financial instruments that represent a mandatory obligation of the company to repurchase its shares be classified as liabilities and reported at settlement value. Wells REIT II’s redeemable common shares are contingently redeemable at the option of the holder. As such, SFAS 150 is not applicable until such shares are tendered for redemption by the holder, at which time Wells REIT II reclassifies such obligations from mezzanine equity to a liability based upon their respective settlement values. As of March 31, 2006 and December 31, 2005, all shares tendered for redemption had been settled.

Revenue Recognition – Hotel Operations

Wells REIT II owns an interest in a full-service hotel. Revenues derived from the operations of the hotel include, but are not limited to, revenues from rental of rooms, food and beverage sales, telephone usage, and other service revenues. Revenue is recognized when rooms are occupied, when services have been performed, and when products are delivered.

Income Taxes

Wells REIT II has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and has operated as such beginning with its taxable year ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income. As a REIT, Wells REIT II generally is not subject to income tax on income it distributes to stockholders. Wells REIT II is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

On October 4, 2005, Wells REIT II created Wells TRS II, LLC (“Wells TRS”), a wholly owned subsidiary organized as a Delaware limited liability company. Wells REIT II has elected to treat Wells TRS as a taxable REIT subsidiary. Wells REIT II may perform additional, non-customary services for tenants of buildings owned by Wells REIT II through Wells TRS, including any real estate or non-real estate related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, in order for Wells REIT II to continue to qualify as a REIT, Wells REIT II’s investment in taxable REIT subsidiaries cannot exceed 20% of the value of the total assets of Wells REIT II. In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse. Wells TRS incurred a net operating loss on an income tax basis for the three months ended March 31, 2006 and has recorded the related deferred tax asset in prepaid expenses and other assets in the accompanying consolidated balance sheets and recorded the related benefit in the accompanying consolidated statement of operations.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period financial statement presentation.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS 123-R”), which replaces SFAS No. 123, Accounting and Disclosure for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123-R applies to all transactions involving the issuance of equity securities, including, among others, common stock and stock options, in exchange for goods and services. SFAS 123-R requires Wells REIT II to recognize expense for all stock options awarded over the respective vesting periods based on their fair values. SFAS 123-R became effective for Wells REIT II as of January 1, 2006. To date, the options granted by Wells REIT II have not had material value. The adoption of this statement has not had a material effect on Wells REIT II’s consolidated financial statements.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the method to account for and report changes in accounting principles and corrections of errors. Previously, most voluntary changes in accounting principles required recognition as a cumulative effect adjustment to net income during the period in which the change was adopted. Conversely, in circumstances where applicable accounting guidance does not include specific transition provisions, SFAS 154 requires retrospective application to prior periods’ financial statements unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for fiscal years beginning after December 15, 2005; however, it does not change the transition provisions of any of the existing accounting pronouncements. The adoption of this statement has not had a material effect on Wells REIT II’s consolidated financial statements.

In July 2005, the FASB issued a Staff Position related to Statement of Position (“SOP”) No. 78-9-1: Interaction of American Institute of Certified Public Accountants SOP 78-9 and Emerging Issues Task Force (“EITF”) Issue No. 04-5 (“FSP”). The EITF reached a consensus on EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, and concluded that a general partner is presumed to control a limited partnership and should, therefore, consolidate the limited partnership unless the limited partners possess substantive “kick-out” rights or substantive “participating rights.” This FSP eliminates the concept of “important rights” provided in SOP 78-9 and replaces it with the concepts of “kick-out rights” and “substantive participating rights,” as defined in EITF Issue No. 04-5. For all new partnerships formed and existing partnerships for which the partnership agreements are modified, this FSP and EITF Issue No. 04-5 became effective as of June 30, 2005. For all other partnerships, this guidance became effective as of January 1, 2006. The adoption of this FSP has not had a material effect on Wells REIT II’s consolidated financial statements.

3. Line of Credit and Notes Payable

As of March 31, 2006 and December 31, 2005, Wells REIT II had the following indebtedness outstanding (in thousands):

Facility	March 31, 2006	December 31, 2005
Line of credit	$195,000	$214,000
100 East Pratt Street Building mortgage note	105,000	105,000
Wildwood Buildings mortgage note	90,000	90,000
5 Houston Center Building mortgage note	90,000	90,000
One West Fourth Street Building mortgage note	49,356	49,662
800 North Frederick Building mortgage note	46,400	46,400
Highland Landmark Building mortgage note	30,840	30,840
9 Technology Drive Building mortgage note	23,800	23,800
One and Four Robbins Road Buildings mortgage note	23,000	23,000
Key Center Complex mortgage notes	12,772	12,571
LakePointe 3 construction loan	10,606	6,476
University Circle Buildings mortgage note	—	122,932
Finley Road and Opus Place Buildings mortgage note	—	17,721

Total indebtedness	$676,774	$832,402

During the three months ended March 31, 2006, Wells REIT II had the following activity with respect to its line of credit and notes payable:

On January 3, 2006, Wells REIT II repaid the entire outstanding principal balance on the University Circle Buildings mortgage note of approximately $117.7 million and, additionally, paid a prepayment penalty of approximately $5.7 million. In connection with prepayment of the University Circle Buildings mortgage note, Wells REIT II recognized a loss of approximately $1.1 million resulting from the prepayment penalty of approximately $5.7 million and a write-off of approximately $0.6 million in deferred financing costs, partially offset by a write-off of the unamortized fair value adjustment to debt of approximately $5.2 million. Accordingly, costs associated with the early extinguishment of debt are reported as a loss on early extinguishment of debt in the accompanying consolidated statements of operations.

On February 3, 2006, Wells REIT II repaid the entire outstanding principal balance on the Finley Road and Opus Place Buildings mortgage note of $17.8 million.

The line of credit represents a $400.0 million, unsecured revolving financing facility (the “Wachovia Line of Credit”) with a syndicate of banks led by Wachovia Bank, N.A., which expires May 9, 2008. During 2005, Wells REIT II pledged approximately $9.2 million of its borrowing capacity under the Wachovia Line of Credit to letters of credit for future tenant improvements and leasing costs. As of March 31, 2006, after consideration of the letters of credit, Wells REIT II had a remaining borrowing capacity of up to approximately $195.8 million under the Wachovia Line of Credit.

The LakePointe 3 construction loan represents a construction loan to fund up to $17.1 million of the costs to build an office building in Charlotte, North Carolina. The loan requires monthly interest payments and matures in 2007. The interest rate, per annum, is the monthly London Interbank Offered Rate offered by Wachovia, plus 100 basis points. During the fourth quarter of 2005, Wells REIT II entered into an interest rate swap to hedge exposure to changing interest rates, resulting in Wells REIT II paying a fixed rate of 4.84% per annum of the balance outstanding at each payment date. The interest rate swap expires in 2007.

Cash paid for interest, including amounts capitalized and excluding the prepayment penalty related to the University Circle Buildings mortgage note, was approximately $9.3 million and $4.0 million during the three months ended March 31, 2006 and 2005, respectively.

4. Related-Party Transactions

Advisory Agreement

On October 20, 2005, Wells REIT II entered into a new advisory agreement (the “Advisory Agreement”) with Wells Capital, which entitles Wells Capital to earn specified fees for certain services. The Advisory Agreement is effective through October 19, 2006; however, either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days’ written notice. If initiating termination of the Advisory Agreement, Wells REIT II would be obligated to pay all unpaid earned fees and reimbursements of expenses to Wells Capital.

Under the terms of the Advisory Agreement, Wells Capital receives the following fees and reimbursements:

•	Reimbursement of organization and offering costs paid by Wells Capital on behalf of Wells REIT II, not to exceed 2.0% of gross offering proceeds;

•	Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations; Wells REIT II also reimburses Wells Capital for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

•	Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (i) all properties of Wells REIT II and (ii) investments in joint ventures. The amount of these fees paid in any calendar quarter may not exceed 0.25% of the net asset value of those investments at each quarter-end after deducting debt used to acquire or refinance properties;

•	Reimbursement for all costs and expenses Wells Capital incurs in fulfilling its duties as the asset portfolio manager, including (i) wages and salaries and other employee-related expenses of Wells Capital’s employees, which perform a full range of real estate services for Wells REIT II, including management, administration, operations, and marketing, and are billed to Wells REIT II based on the amount of time spent on Wells REIT II by such personnel, provided that such expenses are not reimbursed if incurred in connection with services for which Wells Capital receives a disposition fee (described below) or an acquisition fee, and (ii) amounts paid for IRA custodial service costs allocated to Wells REIT II accounts;

•	For any property sold by Wells REIT II, a disposition fee equal to 1.0% of the sales price, with the limitation that the total real estate commissions (including such disposition fee) for any Wells REIT II property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property;

•	Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders’ invested capital plus an 8% return of invested capital; and

•	Listing fee of 10% of the excess by which the market value of the stock plus dividends paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital.

Per the terms of the Advisory Agreement, Wells REIT II is required to reimburse Wells Capital for certain organization and offering costs up to the lesser of actual expenses or 2% of gross equity raised. As of March 31, 2006, Wells REIT II has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $31.7 million related to the initial offering and $3.8 million related to the follow-on offering, which represents approximately 1.6% and 1.7% of cumulative gross equity raised by Wells REIT II under each offering, respectively.

Dealer-Manager Agreement

Wells REIT II has executed a Dealer-Manager Agreement with Wells Investment Securities, Inc. (“WIS”), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells REIT II. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II, of which substantially all is re-allowed to participating broker dealers.

Additionally, Wells REIT II is required to pay WIS a dealer-manager fee of up to 2.5% of the gross offering proceeds from the sale of Wells REIT II’s stock at the time the shares are sold. Under the dealer-manager agreement, up to 1.5% of the gross offering proceeds may be reallowed by WIS to participating broker dealers.

Property Management, Leasing, and Construction Agreement

On November 24, 2004, Wells REIT II entered into a Master Property Management, Leasing, and Construction Agreement (the “Management Agreement”) with Wells Management Company, Inc. (“Wells Management”), an affiliate of Wells Capital. In consideration for supervising the management, leasing, and construction of certain Wells REIT II properties, Wells REIT II will pay the following fees to Wells Management in accordance with the terms of the Management Agreement:

•	Property management fees in an amount equal to a percentage negotiated for each property managed by Wells Management of the gross monthly income collected for that property for the preceding month;

•	Leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells REIT II during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond ten years;

•	Initial lease-up fees for newly constructed properties under the agreement, generally equal to one month’s rent;

•	Fees equal to a specified percentage of up to 5% of all construction build-out funded by Wells REIT II, given as a leasing concession, and overseen by Wells Management; and

•	Other fees as negotiated with the addition of each specific property covered under the agreement.

Related Party Costs

Pursuant to the terms of the agreements described above, Wells REIT II incurred the following related-party costs for the three months ended March 31, 2006 and 2005 (in thousands):

	Three Months Ended March 31,
	2006	2005
Commissions (1)	$13,414	$16,415
Dealer-manager fees (1)	5,130	5,863
Acquisition fees (2)	4,119	4,676
Reimbursement of organization and offering costs (1)	3,168	4,676
Asset management fees	4,602	2,029
Administrative reimbursements	1,466	805
Property management fees	106	11

	$32,005	$34,475

(1)	Commissions, dealer-manager fees, and reimbursements of organization and offering costs are charged against stockholders’ equity in the accompanying consolidated balance sheets.
(2)	Acquisition fees are capitalized as prepaid expenses and other assets in the accompanying consolidated balance sheets and are allocated to properties upon using investor proceeds to acquire properties or repay debt.

Wells REIT II incurred no related-party disposition fees, incentive fees, listing fees, leasing commissions, or construction-related fees during the three months ended March 31, 2006 or 2005.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of March 31, 2006 and December 31, 2005 (in thousands):

	March 31, 2006	December 31, 2005
Asset management fees due to Wells Capital	$1,399	$2,086
Commissions and dealer-manager fees due to WIS	832	84
Organization and offering cost reimbursements due to Wells Capital	797	2,747
Other salary and administrative reimbursements due to Wells Capital and Wells Management	735	906
Acquisition fees due to Wells Capital	320	2,397

	$4,083	$8,220

Economic Dependency

Wells REIT II has engaged Wells Capital and its affiliates, Wells Management and WIS, to provide certain services that are essential to Wells REIT II, including asset management services, supervision of the management and leasing of some properties owned by Wells REIT II, asset acquisition and disposition services, the sale of shares of Wells REIT II common stock, as well as other administrative responsibilities for Wells REIT II including accounting services, stockholder communications, and investor relations. These agreements are terminable by either party upon 60 days’ written notice. As a result of these relationships, Wells REIT II is dependent upon Wells Capital, Wells Management, and WIS.

Wells Capital, Wells Management, and WIS are all owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). The operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells REIT II focuses on the financial condition of WREF when assessing the financial condition of Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells REIT II might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by Wells Capital and Wells Management based on, among other things, the level of investor proceeds raised from the sale of Wells REIT II’s common stock and the volume of future acquisitions and dispositions of real estate assets by WREF-sponsored programs. As of March 31, 2006, Wells REIT II believes that WREF is generating adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and current receivables necessary to meet its current and future obligations as they become due.

5. Commitments and Contingencies

Take-out Agreements

Wells Management has developed a program that involves the acquisition of income-producing commercial properties through a series of single-member limited liability companies for the purpose of facilitating the resale of co-tenancy interests in such real estate properties (the “Wells Section 1031 Program”) to persons seeking to reinvest the proceeds from a sale of real estate held for investment in another real estate investment to qualify for like-kind exchange treatment under Section 1031 of the Internal Revenue Code (“1031 Participants”). Acquisitions of properties for the Wells Section 1031 Program are generally financed with a combination of permanent first mortgage financing and interim financing obtained from institutional lenders. Following the acquisition of a property, a subsidiary of Wells Management attempts to sell co-tenancy interests in such property to 1031 Participants, the proceeds from which are typically used to immediately repay interim financing.

As of March 31, 2006, Wells REIT II had commitments outstanding under three Take-Out Purchase and Escrow Agreements (the “Take-Out Agreements”). Under the terms of the Take-Out Agreements, Wells REIT II receives a fee in exchange for committing to purchase any of the co-tenancy interests described above that remain unsold to 1031 Participants on the maturity date of the interim financing obtained to acquire the properties.

Information regarding the Take-Out Agreements outstanding as of March 31, 2006 is as follows (in thousands):

Location of Property	Property Acquisition Date	Obligation End Date	Initial Maximum Exposure	Remaining Exposure at March 31, 2006
Lisle, IL	December 14, 2005	June 14, 2006	$12,080	$11,081
Bellevue, NE	December 16, 2005	June 16, 2006	$21,610	$21,610
Bellevue, NE	December 16, 2005	June 16, 2006	$14,440	$14,440

Decision One Building

On June 24, 2005, Wells REIT II entered into an agreement to purchase a five-story office building currently under construction that will contain approximately 180,000 rentable square feet in Lancaster, South Carolina (the “Decision One Building”) for a gross purchase price of approximately $33.7 million, plus closing costs and an allowance for tenant improvements and leasing commissions not to exceed $1.8 million. In connection with the execution of this agreement, Wells REIT II paid a nonrefundable deposit of $3.4 million to an escrow agent. This deposit will be applied to the purchase price upon completion of the building. Completion of the construction of the Decision One Building is anticipated to occur in June 2006, at which point the purchase price will become due and payable to the seller. Decision One Mortgage Company will lease 100% of the Decision One Building at rental rates to be determined based upon total actual construction costs.

Property Under Construction

On December 28, 2005, Wells REIT II executed a construction agreement with an unrelated third party for the purpose of constructing the LakePointe 3 office building in Charlotte, North Carolina for a total cost of approximately $17.1 million. As of March 31, 2006, Wells REIT II had approximately $5.8 million in costs remaining to be incurred under the agreement. During April 2006, construction of the LakePointe 3 office building was substantially completed and tenants began to take occupancy therein. As of April 30, 2006, approximately $4.5 million in costs, primarily related to tenant improvements and leasing commissions, remained to be incurred under the agreement.

Properties Under Contract

As of March 31, 2006, Wells REIT II had entered into a contract to acquire two, three story office buildings containing approximately 268,000 aggregate rentable square feet located on an approximate 16.4-acre tract of land at 3100-3200 West Ray Road in Chandler, Arizona (the “SanTan Buildings”) for a total purchase price of $59.3 million, plus closing costs. As of March 31, 2006, Wells REIT II had placed approximately $1.0 million of cash in escrow in connection with this contract, which is included in prepaid expenses and other assets in the accompanying consolidated balance sheets.

On April 18, 2006, Wells REIT II purchased the SanTan Buildings for a purchase price of approximately $59.3 million, exclusive of closing costs and adjustments. The SanTan Buildings, which were constructed in 2000 and 2003, are leased to Toyota Motor Credit Corporation (approximately 50%), ISOLA USA Corporation (approximately 9%), and various other office tenants (approximately 41%).

University Circle Buildings

In connection with the acquisition of the University Circle Buildings on September 20, 2005, Wells REIT II agreed to pay additional purchase consideration ranging from $7.7 million to $12.9 million under an earnout agreement with the seller. The exact amount of the earnout payment is determined based on the amount of qualified leases, as defined, to be procured by the seller for currently vacant space on or before May 1, 2006. At closing, Wells REIT II assigned $7.7 million of available borrowings under the Wachovia Line of Credit to a letter of credit, and increased the basis of the property by accruing the minimum earnout payment of $7.7 million. During the three months ended March 31, 2006, the minimum earnout payment was reduced to $7.5 million, and Wells REIT II incurred additional purchase consideration of approximately $4.4 million. Accordingly, as of March 31, 2006, $11.9 million is capitalized to the basis of the property and included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheets.

Upon the expiration of the earnout agreement on May 1, 2006, Wells REIT II had incurred total additional purchase consideration of approximately $11.9 million, of which approximately $10.3 million was paid to the seller on May 1, 2006 with investor proceeds.

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells REIT II to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. The current lease with the majority tenant of the 100 East Pratt Street Building, T. Rowe Price Group, Inc., entitles T. Rowe Price Group, Inc. to obligate Wells REIT II to fund tenant improvements or grant leasing commissions of up to $9.3 million, of which approximately $1.9 million may be used to offset future rental billings at the tenant’s discretion. As of March 31, 2006, no tenants have exercised such options that had not been materially satisfied.

Litigation

Wells REIT II is from time to time a party to legal proceedings, which arise in the ordinary course of its business. Wells REIT II is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells REIT II. Wells REIT II is not aware of any such legal proceedings contemplated by governmental authorities.

6. Supplemental Disclosures of Noncash Activities

Outlined below are significant noncash investing and financing transactions for the three months ended March 31, 2006 and 2005 (in thousands):

	Three Months Ended March 31,
	2006	2005
Investment in real estate funded with other assets	$—	$179

Acquisition fees applied to investments in real estate assets	$4,007	$4,032

Acquisition fees due to affiliate	$320	$351

Accrued capital expenditures and deferred lease costs	$6,328	$—

Write-off of fully amortized intangible assets and deferred lease costs	$1,347	$—

Write-off of fully amortized deferred financing costs	$34	$—

Dividends payable	$5,652	$2,390

Discounts applied to issuance of common stock	$1,132	$721

Redeemable common stock	$11,196	$5,501

Commissions on stock sales and related dealer-manager fees due to affiliate	$832	$178

Other offering costs due to affiliate	$797	$351

7. Subsequent Events

Sale of Shares of Common Stock

From April 1, 2006 through April 30, 2006, Wells REIT II raised approximately $62.3 million through the issuance of approximately 6.2 million shares of common stock under its follow-on offering. As of April 30, 2006, approximately 271.3 million shares remained available for sale to the public under the follow-on offering, exclusive of shares available under Wells REIT II’s dividend reinvestment plan.

Amendment to Share Redemption Program

Wells REIT II’s board of directors has further amended Wells REIT II’s share redemption program to make death redemptions subject to a limitation that requires the dollar amount of shares redeemed in any calendar year to not exceed the dollar amount of net proceeds raised from the sale of shares under our dividend reinvestment plan during such year. This amendment will become effective June 10, 2006. Previously, death redemptions were excluded from this limitation.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated April 26, 2006 and supplement no. 1 dated May 16, 2006.

Supplement no. 1 includes:

•	the status of our ongoing public offerings;

•	the acquisition of two three-story office buildings containing approximately 268,000 rentable square feet located on a 16.4-acre parcel of land in Chandler, Arizona;

•	information regarding our indebtedness;

•	an amendment to our share redemption program;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed on May 11, 2006; and

•	our unaudited financial statements as of and for the three months ended March 31, 2006.